TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

15 October 2007

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 17 September 2007 to 14 October 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp [signature]

Rowan D J Adams
Deputy Company Secretary

Enc.

dw 10/19

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 17 September 2007 to 14 October 2007

Date	Headline
08/10/07	Disposal
08/10/07	Change in a Director's Responsibilities
03/10/07	Director/PDMR Shareholding
01/10/07	Completion of Disposal of European Starch Facilities
01/10/07	Total Voting Rights
28/09/07	Trading Statement
18/09/07	Transaction in own shares
17/09/07	Transaction in own shares

Tate & Lyle News Announcement

Tate & Lyle PLC - Disposal

Tate & Lyle PLC

Tate & Lyle agrees sale of Mexican sugar business

Tate & Lyle PLC ('Tate & Lyle') announces that its Mexican subsidiary ('Tate & Lyle Mexico') has signed an agreement for the sale of its 49% shareholding in Grupo Industrial Azucarero de Occidente, S.A. de C.V. ('Occidente') to E D & F Man Holdings Limited ('E D & F Man'). Occidente operates three sugar mills in Mexico. E D & F Man's right to acquire Tate & Lyle Mexico's 49% interest in Occidente is subject to Occidente's majority shareholder's option to acquire 1% of those shares. If such option is exercised then E D & F Man would acquire a 48% interest in Occidente.

On completion, Tate & Lyle will receive a consideration of US$93 million (£46 million). The consideration will be used to reduce Group debt.

The sale of Occidente is conditional upon clearance under the Mexican Federal Economic Competition Law. Completion is expected by early December.

At 31 March 2007 Tate & Lyle's share of the net operating assets of Occidente was £42 million. Tate & Lyle's share of the operating profit for the year to 31 March 2007 was £6 million.

Iain Ferguson, Chief Executive, Tate & Lyle said, 'Last week, we announced the completion of the sale of our European wheat starch plants, eliminating our direct exposure to the European wheat market which has been particularly volatile in recent months. Today, we are announcing the sale of our interest in Occidente, our Mexican cane sugar business. Both these transactions represent important steps in our strategy of reshaping our business to reduce the impact of our exposure to volatile raw material and commodity markets as we build a stronger value added business. I would like to take this opportunity to thank the employees of Occidente for their commitment and hard work over the years, and our former partners in Mexico for their constant support, and wish them all every future success.'

END

CONTACTS:

Tate & Lyle PLC
John Nicholas, Group Finance Director
Tel: +44(0)20 7626 6525

Ferne Hudson, Head of Media and Public Relations
Tel: +44(0)20 7626 6525 or Mobile: +44 (0)7713 067433

E D & F Man Holdings Limited
Simon Mitchell, Director, Man Sugar Limited
Tel: +44(0)20 7089 8000

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 50 production facilities throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

Tate & Lyle News Announcement

Tate & Lyle PLC - Change in a Director's Responsibilities

Tate & Lyle PLC

Tate & Lyle PLC

Change in a Director's Responsibilities

In accordance with Listing Rule 9.6.11(3) Tate & Lyle announces that, with immediate effect, D. Lynn Grider, President, Food & Industrial Ingredients, Americas is promoted to the Tate & Lyle Group Management Committee and, as a consequence, will now report directly into the Chief Executive. Mr Grider will have the title 'President, Americas' and will now be considered a Person Discharging Management Responsibility for the purposes of the Listing Rules. Executive Director Stanley Musesengwa is appointed 'Chief Executive, International' with responsibility for all Tate & Lyle's other operations worldwide comprising the Sucralose, Food & Industrial Ingredients, Europe and Sugars divisions. He will continue to report to the Chief Executive.

Robert Gibber
Company Secretary
Tate & Lyle PLC

Tate & Lyle News Announcement

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Director/PDMR Shareholding

3 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

STUART STRATHDEE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SHARE NOMINEES LIMITED

8. State the nature of the transaction

MARKET PURCHASE BY THE MANAGER OF THE COMPANY'S CORPORATE EQUITY PLANS

9. Number of shares, debentures or financial instruments relating to shares acquired

119 ORDINARY 25p SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

428.5 PENCE PER SHARE

14. Date and place of transaction

1 OCTOBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

141,807 ORDINARY 25P SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

2 OCTOBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LUCIE GILBERT - 020 7977 6174

Name of authorised official of issuer responsible for making notification

ROBERT GIBBER - COMPANY SECRETARY

Date of notification

3 OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Tate & Lyle News Announcement

Tate & Lyle PLC - Completion of Disposal of European Starch Facilities

Tate & Lyle PLC

1 October 2007 - Tate & Lyle PLC

Completion of Disposal of European Starch Facilities

Tate & Lyle PLC is pleased to announce that, following the receipt of European antitrust approvals, the sale of its starch facilities in the UK, Belgium, France, Spain and Italy (together 'the business') to Syral SAS (a subsidiary of Tereos of France) has now completed.

The signing of the conditional agreement for the sale of the business was announced on 18 July 2007. As previously announced, the consideration for the sale is EUR 310 million (£215 million) subject to closing adjustments.

ENDS

For more information contact Tate & Lyle PLC:

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713 067433

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 23 countries, throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

Tate & Lyle News Announcement

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

1 October 2007 - Tate & Lyle PLC

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 30 September 2007 consisted of 481,244,449 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 30 September 2007 in Tate & Lyle PLC was 481,244,449.

The above figure (481,244,449) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber

Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Trading Statement

Tate & Lyle PLC

Tate & Lyle PLC - 28 September 2007

TRADING UPDATE

In line with its regular practice, Tate & Lyle issues the following trading update prior to entering a closed period in respect of the interim results to 30 September 2007. The interim results will be announced on Wednesday, 31 October 2007. A copy of the proforma results for the six months to 30 September 2006 in the revised segmental reporting format is attached for reference.

FIRST HALF OUTTURN

First half results from SPLENDA(R) Sucralose and continuing* operations in our US and European Ingredients businesses are expected to be similar to those in the prior year on a constant currency basis. However, our sugars business has experienced a substantial reduction in the performance of sugar trading, which, after a particularly difficult August, is now forecasting a small loss for the first half against a profit of £15 million in the comparable period. As advised in our statement at the Annual General Meeting on 18 July 2007, the translation impact of weakness of the US Dollar is expected to reduce pre-tax profits for the first half. We estimate this impact to be approximately £12 million over the comparable period.

DIVISIONAL PERFORMANCE

In Ingredients, Americas sales and profits of value added starches have improved as expected. This progress has been offset to some extent by a weaker HFCS market. As previously indicated, ethanol profits have been well below last year's exceptional levels. Operating losses and closure costs of Astaxanthin (which was announced on 16 August 2007 and will be reported in continuing operations) are expected to total £5 million in the first half year.

Total operations in Ingredients, Europe have performed ahead of the prior year with continuing operations in line with the prior year. The well publicised increase in European wheat costs further supports our decision to dispose of our interest in the facilities in the UK, Belgium, France, Spain and Italy to Syral SAS (a subsidiary of French cooperative group Tereos). We expect this transaction to close in the next few days and the businesses concerned will be treated as discontinued operations in the interim results. Once this disposal completes, we will have no exposure to wheat. We are pleased with the operating performance of the German specialty food ingredients group G. C. Hahn & Co, which joined the Group on 15 June 2007.

Profits for SPLENDA(R) Sucralose have been similar to the prior year on a constant currency basis. Sales have grown, with customer de-stocking thus far having less of an effect than anticipated, though we believe that surplus inventories continue to be held by some of our customers. The start-up of the Singapore plant is proceeding well.

Profits from continuing operations in the Sugars division have been sharply lower than in the comparative period principally due to a forecast small loss in sugar trading for the first half compared to a profit of £15 million in the prior year. Molasses trading has made a good start to the year and we expect sugar trading to be profitable in the second half. The European refining businesses have performed in line with our expectations and are making good progress in improving efficiency and competitiveness.

EU SUGAR REGIME

We welcome the announcement by the Commission on 26 September regarding agreement on a package of measures to repair and strengthen the reform of the EU sugar regime. The changes are designed to make the restructuring fund more attractive to both beet growers and processors given that it has performed below expectations in the first two years of its four year term. The result of the agreement is expected to be an increase in the surrender of quota starting with the next deadline for surrender on 31 January 2008. The Commission is aiming for a further 3.8 million tonnes of quota to be surrendered under these improved conditions in order to bring the EU sugar market back into the supply and demand balance envisaged in the original November 2005 agreement on sugar reform. Whilst these changes will have little direct benefit to our sugar refineries, which are not part of the restructuring fund, we believe that in the long term a balanced and stable market is good for the whole industry.

TAXATION

Although the overall tax rate for the Group as a whole is forecast at approximately 30% for the year to 31 March 2008, the restructuring following the disposal of businesses in Western Europe (together with their associated tax losses) is expected to result in a proforma effective tax rate for continuing business in the current year of approximately 34%. Implementation of revised financing arrangements, which remain dependent upon regulatory approval, is progressing satisfactorily and we continue to expect a substantial reduction in the effective tax charge for the next financial year, albeit from this higher base.

OTHER ITEMS

In [illegible]h previous guidance, interest costs are higher than the prior year. The share buy[illegible] programme has commenced with 8.8 million shares having been bought by close of business on 27 September at a total cash consideration of £48.5 million.

Exceptional items are expected to include a £55 million profit on the disposal of Redpath in Canada and an estimated loss on disposal of facilities of Ingredients, Europe of £20 million.

OUTLOOK

Three particular factors influence the outlook for our continuing businesses

Firstly, while our continuing Ingredients, Europe businesses have performed satisfactorily in the first half, as our cover on raw materials expires the significantly higher corn (maize) costs in Europe will, if sustained, have an increasingly severe effect on the profitability of this division. Sales prices will be increased where possible in order to offset these higher costs but we think it prudent at this stage to assume only modest profits from these businesses in the second half year.

Secondly, the ongoing dispute between the USA and the EU over genetically modified corn has resulted in US corn gluten feed exports to the EU being prohibited. This has caused oversupply in the USA and has depressed by-product prices and margins. It is not clear when this dispute will be resolved.

Thirdly, the translation impact of weakness of the US Dollar will, if sustained, reduce pre-tax results in the second half of the year, although to a lesser extent than that forecast for the first half.

Given the importance of these factors, the Board views the near term outlook with caution. However, our trading experience during this transitional year reinforces the importance of, and our confidence in, Tate & Lyle's strategy of building a stronger value added business whilst reducing our exposure to volatile markets and regulated regimes.

CONFERENCE CALL

A conference call for analysts and investors will be held at 8.30 am today. The call will be hosted by John Nicholas, Group Finance Director and Mark Robinson, Director of Investor Relations. Participants are requested to dial in at least 5 minutes before the commencement of the call. Dial in details are:

Participant dial in number:	+44(0) 20 7806 1951
Replay telephone number:	+44(0) 20 7806 1970
Replay passcode:	2469821£

The replay of this call will be available for 7 days until 4 October 2007.

CONTACTS

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

*continuing operations relates to the Group as a whole less results relating to Redpath, Eastern Sugar and those facilities of Food & Industrial Ingredients, Europe which are being sold as announced on 18 July 2007 and referred to above.

About Tate & Lyle

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar

into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 23 countries, throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

PROFORMA REVISED SEGMENTAL INFORMATION

External sales - Six months to 30 September 2006

	As previously reported	Reallocation of Sugars	Discontinued	Restated
	£m	£m	£m	£m
Food & Industrial Ingredients, Americas	615	-	-	615
Food & Industrial Ingredients, Europe	413	-	(256)	157
Sucralose	73	-	-	73
Sugars, Americas & Asia	151	(151)	-	-
Sugars, Europe	787	(787)	-	-
Sugars Total	-	938	(138)	800
Central	-	-	-	-
Total	2,039	-	(394)	1,645
Discontinued	-	-	394	394
Total	2,039	-	-	2,039

Operating profit * - Six months to 30 September 2006

	As previously reported £m	Reallocation of Sugars £m	Central £m	Discontinued £m	Restated £m
Food & Industrial Ingredients, Americas	87	-	6	-	93
Food & Industrial Ingredients, Europe	40	-	2	(19)	23
Sucralose	33	-	1	-	34
Sugars, Americas & Asia	7	(7)	-	-	0
Sugars, Europe	26	(26)	-	-	0
Sugars Total	-	33	7	(6)	34
Central	-	-	(16)	-	(16)
Total	193	-	-	(25)	168
Discontinued	-	-	-	25	25
Total	193	-	-	-	193

* Operating profit is stated before exceptional items and amortisation of acquired intangible assets

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:0626E
Tate & Lyle PLC
18 September 2007

Tate & Lyle PLC ('the Company') announces that on 18 September 2007 it purchased for cancellation through ABN AMR Hoare Govett 120,000 ordinary shares at an average price of 538.46 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and th total voting rights in the Company will be 481,233,732. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson

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Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:9923D
Tate & Lyle PLC
17 September 2007

Tate & Lyle PLC ('the Company') announces that on 17 September 2007 it purchased for cancellation through ABN AMRO Hoare Govett 250,000 ordinary shares at an average price of 540.50 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 481,353,732. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson

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